Exhibit 15.1

Appointment of Director

The Board of Directors of Creative Technology Ltd (the “Company”) is pleased to announce the appointment of Mr. Ng Kai Wa as an independent Director of the Company with effect from 28 June 2005. Mr. Ng Kai Wa will also be a member of the Audit Committee.

Mr. Ng Kai Wa has been the co-founder, Chairman and Chief Executive Officer of InnoMedia Pte Ltd since 1995. Innomedia is a leading supplier of broadband IP Telephony solutions that deliver high quality-voice and video over IP network, targeted to broadband service providers, enterprises, consumers and OEM customers. Prior to that, he was the co-founder, Chief Technology Officer and Vice Chairman of the Board of Creative Technology Ltd. Mr. Ng holds an Executive M.B.A. from the National University of Singapore and a Diploma in Electronic and Electrical Engineering from Ngee Ann Polytechnic.

The details and declaration of Mr. Ng Kai Wa as required under Rule 704(7) of the Listing Manual of the Singapore Exchange Securities Trading Limited are contained in a separate announcement made today.

By Order of the Board

Ng Keh Long

Company Secretary

29 June 2005